SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                             The York Group, Inc.
                             --------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                  986632107
                                  ---------
                                (CUSIP Number)

                                 Curtis J. Zamec
                                Wilbert, Inc.
                   P.O. Box 210, Forest Park, IL 60130-0210
                                   (708) 865-1600
      -----------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 30, 2001
                     (Date of Event which Requires Filing
                              of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Item 1.  Security and Issuer

      This Amendment No. 9 to Schedule 13D amends the Schedule 13D dated September 18, 2000, as previously amended.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by addition of the following:

      In an April 30, 2001 letter sent by Curtis J. Zamec, Chairman and Chief Executive Officer of Wilbert, Inc. ("Wilbert"), to The York Group, Inc. ("York"), Wilbert demanded the right, no later than the fifth business day after the date of the delivery of the letter, to examine and make extracts from York's books and records of account, minutes, resolutions, bylaws and record of stockholders of York, including the record of the names and addresses of all of York's stockholders. Wilbert made this demand in its capacity as a stockholder of York pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware. The purpose for which Wilbert made its demand is to communicate with the other stockholders of York with respect to matters relating to their mutual interests as stockholders, including communicating with such stockholders to solicit their proxies in connection with York's 2001 annual meeting of stockholders. More specifically, Wilbert made its demand to determine the number of directors that will be elected at York's 2001 annual meeting of stockholders, so that Wilbert can solicit proxies in connection with the election at the 2001 annual meeting of a slate of nominees supported by Wilbert for the board of directors of York.

      To Wilbert's knowledge, York has not publicly announced the date of its 2001 annual meeting of stockholders, nor has York filed a proxy statement with respect to the meeting. Accordingly, Wilbert is not certain of the date of the meeting, the number of directors to be elected or the nature of any other business to be brought at the meeting. The 2000 annual meeting of York stockholders was held on May 17, 2000.

Item 7.  Materials to be Filed as Exhibits

Exhibit 99-1      April 30, 2001 letter from Curtis J. Zamec on behalf of
            Wilbert, Inc. to The York Group, Inc. demanding the right to examine and make extracts from certain books and records.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2001

                                    Wilbert, Inc.


                                    By: /s/ C. J. Zamec
                                       --------------------------------------
                                    Name:   Curtis J. Zamec
                                    Title:  Chairman & Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No. Description

Exhibit 99-1 April 30, 2001 letter from Curtis J. Zamec on behalf of Wilbert,
             Inc. to The York Group, Inc. demanding the right to examine and make extracts from certain books and records.